UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 12b -25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-148697 CUSIP NUMBER 45776Q109

[Check one]: [ ] Form 10K [ ] Form 20-F [ ]Form 11-k [x]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read instructions (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I – REGISTRANT INFORMATION

INSIGHT MANAGEMENT CORPORATION

Full Name of Registrant

Former Name if Applicable

Care of: Sayid and Associates, LLP

408 West 57th Street, Suite 8E

New York, New York 10019

Address of Principal Executive Office

PART –II RULES 12B-25 AND [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 [c] the following should be completed. (Check box, if appropriate)

[x]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III- NARRATIVE

State below in reasonable detail why Forms 10-k, 20-Q,F11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof , could not be filed within the prescribed time period.

The Company is unable to file its quarterly report for the second quarter of 2011 in a timely fashion because it has yet to complete the annual audit which is underway and has experienced difficulties in compiling the financial statements of a newly acquired subsidiary.

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PART 1V-OTHER INFORMATION

            (1)  Name and telephone number of person to contact in regard to this notification:

Kevin Jasper 866-787-3588

(Name) (Telephone Number)

(2)  Have all the periodic reports required under Section13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes [x ] No

Form 10K for the period ending December 31, 2010

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes [ ] No.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INSIGHT MANAGEMENT CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2011 By: /s/ Kevin Jasper

                                               Kevin Jasper

                                               President

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